UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTERSECTIONS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

460981301
(CUSIP Number)

Michael R. Stanfield
c/o Intersections Inc.
3901 Stonecroft Boulevard, Chantilly, VA 20151
Telephone: (703) 488-6100
Fax: (703) 488-6180
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael R. Stanfield

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,011,047

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,011,047

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,011,047

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 2 relates to the Statement on Schedule 13D (as amended, the “Statement”) filed by Michael R. Stanfield relating to the common stock, par value $0.01 per share (the “Common Stock”), of Intersections Inc. (the “Company”). Unless set forth below, all Items are unchanged from the Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

Item 7. Materials to Be Filed as Exhibits.

Exhibit	Description
99.1
Agreement and Plan of Merger, dated as of October 31, 2018, by and among Intersections Inc., WC SACD One Parent, Inc., and WC SACD One Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-50580), filed with the Securities and Exchange Commission on November 6, 2018).

99.2	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael Stanfield.*
99.3	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Stanfield Family Investments LLC.*
99.4	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Michael Stanfield.*
99.5	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Stanfield Family Investments LLC.*
99.6
Note Purchase and Exchange Agreement, dated as of October 31, 2018, by and among Intersections Inc. and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-50580), filed with the Securities and Exchange Commission on November 6, 2018).

99.7
Registration Rights Agreement, dated as of October 31, 2018, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 000-50580), filed with the Securities and Exchange Commission on November 6, 2018).

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2018

By:	/s/ Michael R. Stanfield
Michael R. Stanfield